SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FY 2009 Part 2 of 5

Part 2 of 5

02	Key financial highlights
04	Pro forma reconciliation of group operating profit to profit after tax - IFRS basis
05	1.Geographical analysis of long-term business IFRS operating profit
06	2.Analysis of general insurance and health
08	3.Geographical analysis of fund management
09	4.Analysis of other operations and regional costs
09	5.Corporate centre
10	6.Group debt costs and other interest
10	7.Longer-term business investment return variance and economic assumption changes
11	8.Non-long-term business economic volatility
11	9.Profit on the disposal of subsidiaries and associates
11	10.Intergration and restructuring costs
12	11.Exceptional items
13	New business
16	Pro forma reconciliation of group operating profit to profit after tax - MCEV basis
17 19	12.Life MCEV operating earnings 13.Post tax internal rate of return and payback period on life and pensions new business
20	Capital management
27	Operational cost base
28	Analysis of assets
30	Financial supplement
146	Glossary
150	Shareholder services

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Key financial Highlights

			IFRS			MCEV
	2009 £m	Restated 2008 £m	Change %	2009 £m	Restated 2008 £m	Change %
Long-term business IFRS profit/MCEV earnings	1,887	1,694	11%	3,389	2,810	21%
General insurance and health	960	1,198	(20)%	960	1,198	(20)%
Fund management	133	123	8%	51	42	21%
Other operations and regional costs	(214)	(198)	(8)%	(173)	(163)	(6)%
Corporate centre	(108)	(141)	23%	(108)	(141)	23%
Group debt and other interest costs	(636)	(379)	(68)%	(636)	(379)	(68)%
Operating profit before tax	2,022	2,297	(12)%	3,483	3,367	3%
Profit/(loss) after tax	1,315	(885)		2,935	(7,707)
Total dividend per share	24.0p	33.0p		-	-
Net asset value per share	374p	421p		471p	495p
Net asset value per share (excluding IAS19 pension deficit)	436p	444p		533p	518p
Earnings /(loss) per share	37.8p	(36.8)p		101.7p	(282.6)p
Equity shareholders' funds	£10,356m	£11,179m		£13,035m	£13,162m
Return on equity shareholders' funds	-	-		16.2%	11.0%
New business margin	-	-		2.2%	2.1%
Combined operating ratio	99%	98%		-	-
Total sales	45,068	51,377		-	-

2008 IFRS: Restated for a correction in the application of IAS19 by Delta Lloyd in 2009.
2008 MCEV: Restated as for IFRS and also the 2008 embedded value has been restated for the US business, primarily reflecting modelling corrections in the valuation of assets on a market consistent basis identified in 2009.
For more detail on the restatements refer to the presentational changes note in the Preliminary Announcement.

Increasing pace of transformation
- Successful initial public offering (IPO) of Delta Lloyd, with Aviva now holding a 58% stake, raised gross proceeds of €1.1 billion.
- Completed sale of Australian life business to National Australia Bank, a return of 16 times IFRS earnings.
- Reattribution of inherited estate on the 1 October 2009 with payment of £0.5 billion to policyholders completing in March 2010.
- In October 2009 we established a secondary listing in the US and started trading on the New York
  Stock
Exchange through its level two ADR programme.
- New
executive
team responsibilities and new CFO announced in year.

Rebound in IFRS profit after tax to £1,315 million MCEV profit after tax of £2,935 million
- Strong improvement in
profit after tax, on both bases, benefiting from resilient operating result and improved market conditions.
- Earnings per share on an IFRS basis increased to 37.8 pence (2008: (36.8) pence loss).

IFRS operating profit of £2,022 million MCEV operating profit of £3,483 million
- IFRS op
erating profits of £2,022 million (2008: £2,297 million) down due to the economic turmoil, mitigated by management action. Lower corporate costs following cost saving initiatives.
-
Swap rates have fallen significantly compared with the previous year and, as a result, the benefit from moving to the 10 year swap rate has been offset by the overall reduction in rates. The net impact of these factors on an IFRS basis was to reduce profit by around £200 million, while on MCEV the impact was broadly neutral.
- MCEV operating profits increased by 3% to £3,483 million, reflecting an improved long-term business result, partly offset by lower general insurance result.

IFRS long-term business operating profit up 11% to £1,887 million
- Long-term business operating profit increased 11% supported by efficiency improvements and reduced new business volumes (resulting in lower new business strain).
- Strong profits from in-force portfolios.
- UK Life result includes benefit from the reattribution of the inherited estate, partly offset by reduced with-profit special distribution bonus of £86 million (2008: £124 million).
- Asia Pacific benefited from a £68 million one-off relea
se from reserves following an actuarial review of risk margins in H1 2009.

General insurance and health operating profit down 20% to £960 million
- General insurance and health operating profit decreased by 20% (2008: £1,198 million).
- Group underwrit
ing result lower at £104 million (2008: £181 million), as a result of lower general insurance reserve releases of £372 million (2008: £690 million), from previous accident years net of reinsurance, and the impact of adverse weather in Europe.
- Longer-term investment return down 15% to £875 mi
llion (2008: £1,025 million) driven by lower asset values and lower interest rates when compared to the prior year.
- Net written premiums down 17% to £9,193 million (down 7% excluding Delta Lloyd Healthcare), with reductions in the UK partially offset by increa ses in other regions.
- COR of 99%
is above our 98% 'meet or beat' target, being adversely impacted by creditor in the UK and adverse weather in Europe.

---------------------------------------

Fund management up to £133 million on an IFRS basis
- Operating profit increased 8% to £133 million (2008: £123 million) reflecting higher performance fees earned in Aviva Investors.
- Aviva Investors net in-flows totalled £0.9 billion, of which £2.4 billion were from third party clients offset by outflows of £1.5 billion from Aviva Group companies.
- Total group funds under management of £379 billion (2008: £374 billion).

Underlying costs down by 13%
- Underlying cost base, excluding foreign exchange and restructuring costs, reduced by 13% over the last 12 months.
- Previously announced cost savings targets of £500 million was delivered ahead of plan. Overall headcount reduced by 10,700 from 57,000 at the start of 2008 to 46,300 by the end of the year.

IFRS net asset value of 374 pence per share MCEV net asset value of 471 pence per share IFRS NAV of 436 pence and MCEV NAV of 533 pence per share excluding IAS 19 pension deficit
- Reduction in NAV to 374 pence at 31 December
2009 (2008: 421 pence). Retained earnings were offset by the adverse impact of exchange movements (£777 million) and the increase in the pension schemes deficit (£1,071 million).
-
Delta Lloyd IPO resulted in a reduction in the NAV of 20 pence, (£530 million).
- MCEV NAV was 471 pence at 31 December
2009 (2008: 495 pence).
As for IFRS,
strong retained earnings were offset by the adverse impact of exchange movements, the increase in the pension schemes deficit and the DL IPO.
- Excluding the IAS 19 pension deficit would increase NAV by 62 pence to 436 pence on an IFRS basis and 533 pence on an MCEV basis.

New business margin of 2.2%
- New business margin of 2.2%,
compared with 2.1% at 1H 2009 and full year 2008, with particular improvement in the UK where margin increased from 1.7% to 2.8%, offsetting falls elsewhere.
- IRR on life and pension new business for the group was 10.0% (2008: 11.4%)
- Worldwide long-term new business sales, including
investment products, of £35,875 million, a reduction of 11% compared with 2008 (down 17% in local currency), reflects the tough external environment in 2009 and management's decision to focus on value over volume. The fourth quarter saw sales improvements across all regions.
- Bancassurance remains a significant contributor, accounting for almost a third of our global life and pensions sales. Sales through bancassurance channels were £9.3 billion for 20
09 (2008: £8.6 billion).

Long-term business MCEV operating earnings up 21% to £3,389 million
- Life MCEV operating earnings up by 21% to £3,389 million (2008: £2,810 million), with improvements in Europe, US and Asia Pacific.
-
Net operating variances and assumption changes were £(55) million unfavourable (2008: £(389) million unfavourable).
- UK Life result includes benefit from the reattribution of the inherited estate.
- In contrast to EEV, MCEV does not include the value of any future spread earnings. In 2009 these were around £500 million (after tax and minority interest). If a capitalisation factor of 5 times were applied to this amount, this would give an additional embedded value of £2.5 billion in respect of these earnings.

Increase in IGD solvency to £4.5 billion
- Strong growth in IGD to £4.5 billion (2008: £2.0 billion) reflects a combination of operating and market performance as well as the benefit of capital management initiatives.
- IGD solvency includes the £0.4 billion uplift from the sale of the Australian business and the additional £0.5 billion from the Delta Lloyd IPO, partly offset by the deduction of £0.5 billion for policyholder incentive payments as part of the reattribution of the inherited estate.
- 40% fall in equities would reduce IGD surplus by £0.7 billion.

Liquidity
- Strong liquidity position with direct access to £2.2 billion of liquid assets (2008: £1.4 billion).
- £2.1 billion of
undrawn
committed credit facilities provided by a range of leading international banks.

Full year dividend of 24 pence	- Final divi dend for 2009 of 15 pence, a reduction of 25% from 2008, broadly in line with the reduction at half year, bringing total dividend to 24 pence.
Group's rating from Standard and Poors is AA- ("very strong")
-
The group's rating from Standard and Poors is AA- ("very strong") with a Negative outlook; Aa3 ("excellent") with a Negative outlook from Moody's; and A ("excellent") with a Stable outlook from A M
Best
.
- Ratings continue to reflect our strong competitive position, positive strategic management, strong and diversified underlying earnings profile, and robust liquidity.

Asset quality
- Prudent management of investments has limited our exposure to market volatility and toxic assets.
- In UK Life, the default provision set up in 2008 remained unutilised in 2009, with no material deterioration in default experience in either our commercial or corporate bond portfolio.
- Interest service cover on our commercial mortgage portfolio remains stable at 1.3 times and our commercial mortgage portfolio average LTV has reduced to 94% (HY09: 106%).
- In the US, there was a net unrealised gain on debt securities of £0.1 billion at 31 December 2009 following improvements in the US credit markets in 2009. Net unrealised losses at 31 December 2008 were £2.4 billion. After allowing for movements in shadow DAC this improvement contributed 43 pence to NAV.
- Net default and impairment losses on debt securities in 2009 were £98 million (2008: £400 million).
- Aviva's exposure to sovereign debt is well within our risk appetite. We hold these assets for the long term and believe that the risk of European countries defaulting on their sovereign debt is low.

Foreign exchange	- Total foreign currency movements during 2009 resulted in a gain recognised in profit before tax of £155 million (2008: £327 million loss)

Group performance – IFRS basis

Pro-forma reconciliation of group operating profit to profit after tax - IFRS basis

For the year ended 31 December 2009

	2009 £m	2008 £m
Operating profit before tax attributable to shareholders' profits
Long-term business
United Kingdom	672	751
Europe	1,038	881
North America	85	16
Asia Pacific	92	46
Total long-term business	1,887	1,694
General insurance and health
United Kingdom	535	656
Europe	275	397
North America	144	145
Asia Pacific	6	-
Total general insurance and health	960	1,198
Fund Management
Aviva Investors	115	114
United Kingdom	(14)	(18)
Europe	31	14
Asia Pacific	1	13
Total fund management	133	123
Other
Other operations and regional costs	(214)	(198)
Regional operating profit	2,766	2,817
Corporate centre	(108)	(141)
Group debt costs and other interest	(636)	(379)
Operating profit before tax attributable to shareholders	2,022	2,297
Adjusted for the following:
Investment return variances and economic assumption changes on long-term business	(75)	(1,631)
Short-term fluctuation in return on investments on non-long-term business	95	(819)
Economic assumption changes on general insurance and health business	57	(94)
Impairment of goodwill	(62)	(66)
Amortisation and impairment of intangibles	(144)	(117)
Profit on the disposal of subsidiaries and associates	153	7
Integration and restructuring costs	(286)	(326)
Exceptional items	45	(551)
Profit/(loss) before tax	1,805	(1,300)
Tax on operating profit	(547)	(487)
Tax on other activities	57	902
	(490)	415
Profit/(loss) after tax	1,315	(885)
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1 - Geographical analysis of long-term business IFRS operating profit
	2009 £m	2008 £m
With-profit	177	289
Non-profit	495	462
United Kingdom	672	751
France	272	275
Ireland	50	61
Italy	128	48
Poland	152	162
Spain	160	155
Other Europe	(1)	(16)
Aviva Europe	761	685
Delta Lloyd	277	196
Europe	1,038	881
North America	85	16
Asia Pacific	92	46
Total	1,887	1,694

IFRS long-term business operating profit before shareholder tax was £1,887 million (2008: £1,694 million), an increase of 11% on the prior period.

Swap rates , which are used as the basis for the calculation of LTIR, have fallen significantly compared with the previous year and, as a result, the benefit from moving to the 10 year rate has been offset by the overall reduction in swap rates. The net impact of these factors was to reduce profit by around £200 million on an IFRS basis.
United Kingdom
IFRS operating profit was 11% lower at £672 million (2008: £751 million). The decline in operating profit reflects the impact of lower asset values on bonuses declared in our with-profits funds and on the level of the with-profit special distribution bonus. The non-profit result increased to £495 million (2008: £462 million) including the benefit of the reattribution but was partly offset by lower annual management charges.
The reattribution of the inherited estate on the 1 October 2009 resulted in an operating loss of £5 million (being the net impact of the value of the estate, less project costs, tax and the 'Policyholder Incentive Payment'). In addition to this, investment earnings on reattributed assets and the surplus generated from the 'New With-Profits Sub-Fund' during the period 1 October to 31 December 2009 contributed operating profits of £79 million. We would not expect ongoing profits to continue at this level.

On an ongoing basis, profits will arise from earnings on the re-attributed estate (estimated at £45 million per year on an IFRS basis), the financial unwind of guarantee costs, the movement in value in any un-hedged assets backing the guarantees, and any demographic profits / losses (e.g. lapses) resulting from policyholder action.
Europe
In Europe, operating profit was £1,038 million (2008: £881 million), an 18% increase on the prior period reflecting stronger existing business profits and the benefit of euro strengthening.
Aviva Europe
Aviva Europe's life operating profit increased by 11% to £761 million (2008: £685 million) mainly reflecting a significant increase in profits from existing business in Italy and France and the benefit of currency strengthening, offset by reduced expected returns due to lower opening asset values. In Italy, prior year operating profit included a structured bond default provision which was not repeated in 2009. In France, existing business profits increased following favourable experience in claims and surrenders in the year. This was partly offset in both countries by increased new business strain, principally due to strong new business growth in Italy and France, where sales grew by 40% and 14% respectively on a local currency basis.
Delta Lloyd
The operating profit increased by 41% to £277 million (2008: £196 million) with the benefits of lower new business strain, driven by a decrease in corporate pension sales, and expense savings, and strengthening of the Euro.
North America
In the US, operating profit increased to £85 million (2008: £16 million). The significant improvement follows actions taken by management to improve the investment margin earned on existing equity indexed annuity business and lower new business commissions and the growth in the existing book of business. Review of deferred acquisition cost assumptions and amortization led to a £52 million improvement in the operating result.
Asia Pacific
Operating profit increased to £92 million (2008: £46 million), benefiting from a one-off release of reserves in Singapore of £68 million following an actuarial review of risk margins. Excluding this benefit the underlying decrease is mainly a result of  the sale of the Australian life business on 1 October 2009.
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2 - Analysis of general insurance and health
	Net written premiums		Underwriting result			Longer term investment return		Operating profit
	2009 £m	2008 £m	2009 £m	2008 £m		2009 £m	2008 £m	2009 £m	2008 £m
General insurance
United Kingdom[1,2]	3,911	5,024	98	70		439	579	520	642
France	729	678	15	28		55	53	70	81
Ireland [2]	422	494	(11)	(3)		62	67	49	63
Other Europe	457	417	(62)	-		40	45	(22)	45
Aviva Europe	1,608	1,589	(58)	25		157	165	97	189
Delta Lloyd	1,163	1,028	38	54		105	92	143	146
Europe	2,771	2,617	(20)	79		262	257	240	335
North America	1,800	1,601	(4)	21		148	124	144	145
Asia Pacific	10	6	-	(5)		1	1	1	(4)
	8,492	9,248	74	165		850	961	905	1,118
Health insurance
United Kingdom	387	389	8	8		7	6	15	14
France	223	204	10	11		17	15	27	26
Ireland	52	19	7	4		1	1	8	5
Aviva Europe	275	223	17	15	9	18	16	35	31
Delta Lloyd[3]	-	1,250	-	(11)		-	42	-	31
Europe	275	1,473	17	4		18	58	35	62
Asia Pacific	39	27	5	4		-	-	5	4
	701	1,889	30	16		25	64	55	80
Total	9,193	11,137	104	181		875	1,025	960	1,198
1. United Kingdom includes Aviva Re and agencies in run-off.
2. Operating profit includes an unfavourable impact of £19 million resulting from unwind of discount (2008: £8 million;), £17 million relating to UK GI (2008: £7 million) and £2 million for Ireland (2008: £1 million)
3. Delta Lloyd health was sold 1 January 2009.

Group operating profit from general insurance and health businesses decreased by 20% to £960 million (2008: £1,198 million). The general insurance and health underwriting result decreased to £104 million (2008: £181 million).
We continue to apply our reserving policy consistently and the reserves in the group are set at a robust level to cover the expected cost of claims with an allowance for uncertainty. Much of our business is relatively short tail in nature and loss development experience is overall reasonably stable. Primarily as a result of better than expected claims experience, operating profit has benefited from releases of £372 million, net of reinsurance, in 2009 which reflect releases from the 2008 accident year and prior (2008: £690 million).
The worldwide general insurance combined operating ratio (COR) was 99% (2008: 98%), above our 98% target following bad weather in Europe and the impact of increased creditor claims in the UK. The worldwide GI expense ratio has decreased to 12.6%  (2008: 13.4%) reflecting improvements in productivity, cost savings from our efficiency programmes and actions taken across the group to manage the cost base.
The longer term investment return (LTIR) on general insurance and health business assets was lower at £875 million (2008: £1,025 million) due to the lower opening asset base and returns when compared to last year.
United Kingdom
The result for our general insurance businesses in the United Kingdom includes our UK general insurance business, our group captive reinsurer Aviva Re and agencies in run-off. Operating profit of £520 million (2008: £642 million) includes a contribution of £91 million (2008: £97 million) from Aviva Re. UK Health remained broadly in line with the previous year at £15 million (2008: £14 million). All subsequent commentary relates solely to UK General Insurance.
The UK General Insurance operating profit for 2009 has reduced by 25% to £424 million (2008: £566 million). Within this result we continue to see a marked improvement in current year profitability with 2009 current year operating profits up £38 million on 2008, despite the fact that investment returns have declined from £549 million in 2008 to £417 million in 2009 (due to a combination of lower interest rates, investment mix and lower asset values) and an increase in creditor claims resulting from the recession. The overall result has also been impacted by a reduction in savings on prior year claims development to £105 million in 2009 (2008: £285 million).
The improvement in the current year profitability illustrates the success that our strategic initiatives, to reshape our book of business, build core insurance capability and deliver on the promise of scale, are now starting to have on our results and represents solid performance against a backdrop of difficult economic and market conditions.
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The combined operating ratio at 99% is in line with the previous year. The focus we have placed on controlling our costs has resulted in a 4% reduction in our distribution ratio compared with 2008. Within this, our commission ratio has improved to 22% (2008: 25%), reflecting our work to reshape the book, so that the business we write through brokers and partners is on more sustainably profitable terms as well as a reduction in creditor business. Our expense ratio has fallen to 11.5% (2008: 12.1%) as we continue to realise the benefits from our expense saving programmes. These programmes, which are on track to deliver total annualised savings of more than £350 million by 2010, have also given us greater flexibility in managing the cost base to an appropriate level in the light of lower net written premiums. As a result of these actions we have seen our distribution ratio fall from a peak of 40% in 2007 to 33% in 2009.
The improvement in the commission and expense ratios has been offset by deterioration in the claims ratio, reflecting the lower levels of prior year savings and increased creditor claims. However, the current year claims ratio has improved across most classes of business, with the notable exception being creditor, reflecting the benefit that our strategic initiatives have had on underlying performance.
Net written premiums in 2009 reduced to £3,866 million from £4,981 million in 2008. This trend is consistent with that published at half year and continues to reflect a combination of the action we have taken to exit unprofitable business and the challenging market conditions, most notably in creditor and commercial (where the economic conditions have resulted in the market shrinking due to more business failures, fewer start-ups and reduced levels of exposure). However, the actions we have taken have resulted in some encouraging signs of recovery in the second half of 2009.
Europe
In Europe, net written premiums were £3,046 million (2008: £4,090 million). Adjusting for the sale of Delta Lloyd health (2008: £1,250 million), net written premiums were broadly in line with 2008 on a local currency basis. Lower operating profit of £275 million (2008: £397 million) reflects the impact of extreme weather mainly in Ireland and France and the absence of the Delta Lloyd health result (2008: £31 million).
Aviva Europe
Net written premiums increased by 4% to £1,883 million (2008: £1,812 million), a 6% decrease on a local currency basis. In 2009, our Irish business focused on profitability and took positive rating and risk selection actions in a soft market, which had an adverse impact on volumes. This is offset by growth in France and Italy. The Irish Health business continued to perform strongly with net written premiums of £52 million (2008: £19 million) following the acquisition of VIVAS Health in May 2008.
General insurance and health operating profit was £132 million, down 40% (2008: £220 million). This was driven by £91 million adverse impact from extreme weather leading to an underwriting loss of £41 million (2008: £40 million profit). Longer-term investment return decreased by 3% to £175 million (2008: £181 million) reflecting a fall in interest rates across the Eurozone.
Our combined operating ratio for the year is 103% (2008: 99%). The 4% deterioration reflects a number of factors, most significantly extreme weather which has had a 6% adverse impact on COR this year, with the biggest weather losses in Ireland and France. Over 2009 we have released excess reserve margin in Ireland and France, and strengthened reserves in Italy (shown within 'Other Europe' in the table above)  partially in response to a court ruling on the cost of bodily injury claims. The net impact of reserve releases is positive though less material than in the prior year. On an underlying basis there is a 1% improvement in COR, including the first benefits of our claims transformation programme.
Delta Lloyd
In Delta Lloyd, general insurance (excluding health), net written premiums were £1,163 million (2008: £1,028 million) and operating profit £143 million (2008: £146 million), both benefiting from the strengthening of the Euro and the inclusion of a full years contribution from Swiss Life Belgium. The general insurance COR worsened to 97% (2008: 94%) due to pressure on motor premium rates and a deterioration in fire claims experience, partly offset by expense savings. The 2008 overall Delta Lloyd result included £31 million of operating profit and £1,250 million of net written premiums from the healthcare business that was sold on 1 January 2009.
North America
Net written premiums of our Canadian business increased by 12% to £1,800 million (2008: £1,601 million), an underlying increase of 3% after the impact of foreign exchange. Commercial lines continue to show growth in volumes despite a competitive market with limited opportunities for rate increases. Personal line premiums grew, driven by increased sales in homeowner despite rate increases in the year. Personal auto premiums were maintained at a similar level to 2008 as we focused on profitability over volume growth.
Operating profit of £144 million was broadly in line with prior year (2008: £145 million), with the benefits of increased sales volumes, higher long-term investment return, cost savings and foreign exchange movements being offset by the adverse movement in the claims experience. The underwriting result was a loss of £(4) million (2008: profit £21 million), reflecting a higher frequency of current year large losses and lower favourable prior year development compared to the previous year. This more than offset the benefits coming through from reduced expenses and commissions, resulting in an increased combined operating ratio of 100% (2008: 99%). Long-term investment return increased to £148 million (2008: £124 million) mainly driven by an improved investment strategy and the benefit of foreign exchange movements.
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2 - Analysis of general insurance and health continued
Asia Pacific
Net written premiums in the general insurance and health businesses increased to £49 million (2008: £33 million), primarily due to new business initiatives in Singapore.
Total operating profit improved to £6 million (2008: nil). This result mainly reflected a £3 million benefit from a one-off release of reserves following a review of risk margins in the health business in Singapore and better claims performance in Malaysia following the exit from unprofitable business lines.

Combined operating ratios - general insurance only

		Claims ratio		Expense ratio	Combined operating ratio
	2009%	2008%	2009%	2008%	2009%	2008%
United Kingdom[1]	66.2%	62.0%	11.5%	12.1%	99%	99%
France	68.1%	68.2%	11.2%	9.7%	98%	96%
Ireland	73.6%	74.3%	19.6%	16.9%	103%	103%
Aviva Europe [2]	72.3%	70.1%	13.7%	13.1%	103%	99%
Delta Lloyd	63.0%	57.2%	14.7%	18.2%	97%	94%
Europe	68.4%	64.0%	14.1%	15.1%	101%	97%
North America	68.5%	64.4%	12.8%	15.0%	100%	99%
Total	66.7%	62.6%	12.6%	13.4%	99%	98%
1. United Kingdom excludes Aviva Re and agencies in run-off.
2. Aviva Europe also includes Italy, Turkey and Poland

Ratios are measured in local currency. The total group ratios are based on average exchange rates applying to the respective periods.

Definitions:

Claims ratio
                                             Incurred claims expressed as a percentage of net earned premiums.
Expense ratio
                                           Written expenses excluding commissions expressed as a percentage of net written premiums.
Commission ratio
                                     Written commissions expressed as a percentage of net written premiums.
Combined operating ratio
                        Aggregate of claims ratio, expense ratio and commission ratio.
3 - Geographical analysis of fund management operating profit
	2009 £m	2008 £m
United Kingdom	66	64
Europe	28	35
North America	22	14
Asia Pacific	(1)	1
Aviva Investors	115	114
United Kingdom	(14)	(18)
Aviva Europe	3	4
Delta Lloyd	28	10
Europe	31	14
Asia Pacific	1	13
Total	133	123
Aviva Investors
Aviva Investors reported an operating profit of £115 million (2008: £114 million) for the year. The underlying drivers to the variances compared to 2008 were broadly similar across each of our four regions, including the benefit of favourable movement in foreign exchange.
The downwards trend in global equity markets experienced since mid 2008 continued until Spring 2009, and despite their subsequent partial recovery, average 2009 levels tended to be lower than their 2008 comparatives with associated pressure on management fee income. However, this was offset by positive funds flows through our external distribution channels and good investment performance in all of our key manufacturing units, resulting in an increase in the level of performance fees recognised in the year.  Additionally, capital appreciation in US corporate bond markets resulted in a significant increase in management fee income in North America.
We continue to maintain our focus on cost control, while investing in our operating platform to drive future increases in third party revenue streams. For example we have made a significant investment into externalising the excellent investment performance capabilities of our French asset management company and have further developed our presence in China, the cost of which has contributed towards the reduction in profit in these regions.
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3 - Geographical analysis of fund management operating profit continued
Other fund management businesses
United Kingdom operating loss of £14 million (2008: £18 million loss) reflects the decline in sales, offset by operational efficiencies in our UK retail investment business and our collective investment business with Royal Bank of Scotland Group.
Delta Lloyd operating profit of £28 million (2008: £10 million) increased reflecting the higher funds under management during the year and lower expenses.
Asia Pacific, comprising our Navigator business in Australia and Singapore, contributed £1 million (2008: £13 million), as a result of lower investment returns and lower fees from reduced funds under management, and the loss of funds managed on behalf of the Australian Life business which was sold on 1 October 2009.
Total funds under management at 31 December 2009 of £379 billion (2008: £373 billion) were broadly in line with prior year.

	2009			2008[1]
	Life and related businesses £m	General business and other £m	Total £m	Restated Total £m
Total IFRS assets included in the balance sheet	308,216	46,175	354,391	354,562
Less: Third party funds included within consolidated IFRS assets	-	(9,980)	(9,980)	(6,025)
	308,216	36,195	344,411	348,537
Third party funds under management
Unit trusts, OEICs, PEPs and ISAs			21,618	15,901
Segregated funds			48,770	52,322
			414,799	416,760
Non-managed assets			(35,388)	(44,176)
Funds under management			379,411	372,584
Managed by:
Aviva Investors			245,176	236,178
Other Aviva managers			113,786	111,532
Total funds managed by Aviva			358,962	347,710
External fund managers			20,449	24,874
Funds under management			379,411	372,584
1. Third-party and total funds under management has been adjusted as a result of a double count of £6,782 million in 2008.

Funds managed by Aviva Investors were £250 billion (31 December 2008 £236 billion). The increase in the year is primarily a result of market appreciation as some of the previous equity market losses are reversed together with capital appreciation in some fixed income markets, offset by the impact of sterling appreciating against the Euro and US dollar.
4 - Analysis of other operations and regional costs
			2009			2008
	Regional costs £m	Other operations £m	Total £m	Regional costs £m	Other operations £m	Total £m
United Kingdom	-	(28)	(28)	-	(12)	(12)
Aviva Europe	(36)	(63)	(99)	(28)	(50)	(78)
Delta Lloyd	-	(49)	(49)	-	(73)	(73)
Europe	(36)	(112)	(148)	(28)	(123)	(151)
North America	(19)	3	(16)	(14)	2	(12)
Asia Pacific	(20)	(2)	(22)	(23)	-	(23)
Total	(75)	(139)	(214)	(65)	(133)	(198)
Other operations and regional costs increased to £214 million (2008: £198 million) driven by higher regional head office costs. The increase in Aviva Europe is due to an increase in Irish pension costs of £16 million over the prior year and the inclusion of £14 million of governance costs previously recognised within UK other operations. Delta Lloyd other operations includes the financial results of the holding companies  which were in line with prior year and the banking operations which have benefited from improved interest margins as a result of lower funding costs and expenses.
5 - Corporate centre
	2009 £m	2008 £m
Project spend	(11)	(34)
Share award and other incentives	(12)	(10)
Central spend	(85)	(97)
Total	(108)	(141)
The corporate centre costs for the period reduced to £108 million (2008: £141 million) due to lower central and project spend. Central spend of £85 million (2008: £97 million) fell as a result of efficiency improvements. Project spend at £11 million (2008: £34 million) reflected completion of financial controls and MCEV projects initiated during 2008.
-------------------------------------------------------

6 - Group debt costs and other interest
	2009 £m	2008 £m
External debt cost
Subordinated debt	(293)	(229)
Other	(42)	(57)
Internal debt cost	(227)	(197)
Net finance (charge)/income on UK pension scheme	(74)	104
Total	(636)	(379)

Group debt costs and other interest of £636 million (2008: £379 million) comprise internal and external interest on borrowings, subordinated debt; intra-group loans not allocated to local business operations and the net finance change on the pension scheme. External interest costs increased to £335 million (2008: £286 million) reflecting higher interest on subordinated debt, due to the hybrid debt issued in 2008 and 2009, partly offset by lower commercial paper interest as proceeds from the hybrid issue were used to repay some commercial paper. Internal interest costs increased to £227 million (2008: £197 million) driven by changes to our internal loan balances.
The UK pension scheme net charge represents the difference between the expected return on pension scheme assets and the interest charged on pension scheme liabilities. The net pension charge increased to £74 million (2008: £104 million income) reflecting lower rates of return on lower asset values offset by the unwind of higher discount rates on liabilities.
7 - Long-term business investment return variances and economic assumption changes
(a) Definitions
Operating profit for long-term business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. Operating profit includes the effect of variance in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions. Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit.
(b) Economic volatility
The investment variances and economic assumption changes excluded from the long-term business operating profit were as follows:
	Long-term business
	2009 £m	2008 £m
Investment variances and economic assumptions	(75)	(1,631)
Positive variances on fixed interest assets in Europe and the United States were driven by the narrowing of credit spreads in the year. This impact was offset by losses from equity derivatives in Delta Lloyd reversing gains seen in these instruments in 2008.  Credit default provisions for corporate bonds and commercial mortgages set up in 2008 were maintained in the UK and increased in Europe by £100 million
.
(c) Assumptions
The expected rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification under IFRS.
Within the 2008 results, the expected rate of investment return was calculated by reference to the one year swap rate in the relevant currency plus an appropriate risk premium for equities and properties. At the half year we reported that the return over the typical duration of the assets held was more appropriate and more consistent with the group's expectation of long term rates of return. Therefore, the expected return on equities and properties has been calculated by reference to the 10 year swap rate in the relevant currency plus an appropriate risk premium.
If the IFRS operating profit had been calculated by reference to the one year swap rate, IFRS operating profit would have been £240 million lower. There is no impact on IFRS profit before tax. The benefit to operating profit from the change in rate has been more than offset by the reduction in swap rates in the year.
The principal assumptions underlying the calculation of the expected investment return for equities and property are:
		Equities		Properties
	2009%	2008%	2009%	2008%
United Kingdom	7.0%	9.2%	5.5%	7.7%
Eurozone	7.3%	8.3%	5.8%	6.8%
For fixed interest securities classified as fair value through profit and loss, the expected investment returns are based on average prospective yields for the actual assets held. Where fixed interest securities are classified as available for sale, such as in the United States, the expected investment return comprises the expected interest or dividend payments and amortisation of the premium or discount at purchase.
-------------------------------------

8 - Non-long-term business economic volatility
	Non-long-term business
	2009 £m	2008 £m
Net investment income	1,373	522
Internal charges included under other heading	(193)	(73)
	1,180	449
Analysed between:
Longer-term investment return, reported within operating profit	1,085	1,268
Short-term fluctuations in investment return, reported outside operating profit	95	(819)
	1,180	449

The longer-term investment return is calculated separately for each principal non long-term business unit. In respect of equities and properties, the return is calculated by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of investment return. The longer-term rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return. The allocated longer-term return for other investments is the actual income receivable for the period. Actual income and longer-term investment return both contain the amortisation of the discount/premium arising on the acquisition of fixed income securities.
For the general insurance, health and other businesses, we have calculated the longer-term investment return using the revised economic assumptions for equities and properties as noted above. The change in the underlying reference rate results in a £18 million increase to operating profit. There is no impact on IFRS profit before tax.
For other operations, the longer-term investment return mainly reflects net interest income earned in Delta Lloyd bank and retail mortgage divisions.
The total assets supporting the non-long-term business, which contribute towards the longer-term return are:
	2009 £m	2008 £m
Debt securities	12,764	12,910
Equity securities	1,699	1,573
Properties	549	602
Cash and cash equivalents	2,634	3,028
Other	5,198	5,285
Total	22,844	23,398

The principal assumptions underlying the calculation of the longer term investment return are:

	Longer term rates of return equities		Longer term rates of return property
	2009	2008	2009	2008
United Kingdom	7.0%	9.2%	5.5%	7.7%
France	7.3%	8.3%	5.8%	6.8%
Ireland	7.3%	8.3%	5.8%	6.8%
Delta Lloyd	7.3%	8.3%	5.8%	6.8%
Canada	6.1%	7.7%	4.6%	6.2%

9 - Profit on the disposal of subsidiaries and associates
Profit on disposal of subsidiaries and associates was £153 million (2008: £7 million), this comprises £31 million from the sale of our Dutch Health Insurance business and £122 million from the sale of our Australian life and pensions business. In 2008 the sale of the Group's offshore operations to WNS (Holdings) Limited generated £14 million profit and £31 million came from disposal of other small operations, offset by £38 million loss on the disposal of HPI Limited to Solera Holdings Inc., and RAC Autowindscreens Limited to Arques Management GmbH.
10 - Integration and restructuring costs
Integration and restructuring costs for 2009 were £286 million (2008: £326 million). This includes £210 million (2008: £287 million) relating to the previously announced cost savings initiatives in the UK life and general insurance businesses and Europe, which have delivered £510 million annualised cost savings to date (2008: £340 million). Costs of our European "Quantum Leap" programme of £47 million are included in 2009. The 2008 total also included £39 million of other integration costs.

11 - Exceptional items
Exceptional items for the year totalled a positive £45 million, including £207 million as a result of the reattribution of the inherited estate and a £102 million expense for the migration (including associated system changes) of all remaining local brands, except Delta Lloyd and RAC, to the single global Aviva brand, which has been largely implemented over the two year period 2008 to 2009 and a £60 million expense for the strengthening of reserves in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago.
Exceptional items for 2008 were £551 million loss. These included £142 million for the cost of transferring the Lifetime wrap platform to a third party supplier, write-down in preparation for sale of the British School of Motoring in the UK and closure of the structured settlement business in the US. The costs also included £304 million after reinsurance for the discounted cost of strengthening our latent claims provisions, mainly in the UK, and £126 million for the settlement agreed by our Netherlands life business for its unit-linked policyholders, following an industry-wide challenge on the level of fees. The remaining balance relates to brand migration costs of £37 million offset by £58 million benefit from settlement of a disputed Australian tax liability and the consequent release of a provision for interest charges.

New business
------------------------------------------------------

Life and pension sales
	Present value of new business premiums		Value of new business		New business margin
Life and pensions (gross of tax and minority interest)	2009 £m	Restated 2008 £m	2009 £m	Restated 2008 £m	2009%	Restated 2008%
United Kingdom	8,914	11,858	247	204	2.8%	1.7%
France	4,891	3,880	169	135	3.5%	3.5%
Ireland	1,072	1,299	12	15	1.1%	1.2%
Italy	3,607	2,331	124	71	3.4%	3.0%
Poland	1,079	1,842	55	65	5.1%	3.5%
Spain	2,454	2,489	151	202	6.2%	8.1%
Other Europe	420	1,014	10	29	2.4%	2.9%
Aviva Europe	13,523	12,855	521	517	3.9%	4.0%
Delta Lloyd	3,665	4,097	(103)	(47)	(2.8)%	(1.1)%
Europe	17,188	16,952	418	470	2.4%	2.8%
North America	4,545	5,715	16	55	0.4%	1.0%
Asia Pacific	1,356	1,720	29	43	2.1%	2.5%
Total life and pensions	32,003	36,245	710	772	2.2%	2.1%

	Present value of new business premiums		Value of new business		New business margin
Life and pensions (net of tax and minority interest)	2009 £m	Restated 2008 £m	2009 £m	Restated 2008 £m	2009%	Restated 2008%
United Kingdom	8,914	11,858	177	147	2.0%	1.2%
France	4,111	3,281	94	79	2.3%	2.4%
Ireland	804	974	8	10	1.0%	1.0%
Italy	1,614	980	38	21	2.4%	2.1%
Poland	933	1,604	39	46	4.2%	2.9%
Spain	1,326	1,357	51	68	3.8%	5.0%
Other Europe	420	1,014	8	24	1.9%	2.4%
Aviva Europe	9,208	9,210	238	248	2.6%	2.7%
Delta Lloyd	3,235	3,868	(78)	(48)	(2.4)%	(1.2)%
Europe	12,443	13,078	160	200	1.3%	1.5%
North America	4,545	5,715	16	36	0.4%	0.6%
Asia Pacific	1,348	1,713	22	33	1.6%	1.9%
Total life and pensions	27,250	32,364	375	416	1.4%	1.3%
United Kingdom
Throughout 2009 Aviva's UK Life business has continued to follow a consistent strategy of proposition development, improving operational efficiency, enhancing customer and distributor service levels and disciplined financial management.
Exceptional economic conditions have impacted consumer confidence and reduced activity across the UK market. Our UK life and pension new business sales at £8,914 million (2008: £11,858 million) reflect this, together with management actions taken on a number of product lines to increase profitability. These included reducing commission rates and not writing business where the market does not allow us to achieve acceptable levels of return. This focus on profitability has led to a significantly improved new business margin of 2.8% (2008: 1.7%).
Pension
sales decreased, in part, due to the reduced numbers of large schemes written compared with the same period last year.  Sales of protection
products were lower driven by the impact of the regulatory changes affecting creditor business. However excluding creditor business, protection sales were above prior year, primarily driven by our on-line simplified life proposition.
Annuity
sales decreased due to lower bulk purchase annuity volumes as we remain resolute in achieving a minimum level of return. Sales of individual annuities were higher reflecting our ability in a contracting market to provide an annuity income, using our market-leading pricing capability, which takes account of customers' individual circumstances.
Bond
sales decreased compared with 2008 reflecting our focus on value driven by our commission reductions and the withdrawal of the Inflation Protected Guarantee product.
Europe
In 2009, our European business, including Delta Lloyd, achieved a resilient sales performance despite challenging market conditions across the region. Life and pensions sales were in line with prior year at £17,188 million (2008: £16,952 million), a 6% decrease on a local currency basis.
Aviva Europe
In 2009, Aviva Europe achieved an excellent sales performance in the context of an extremely difficult market environment with volatile equity markets and property market uncertainty. Life and pensions sales were up 5% at £13,523 million (2008: £12,855 million) and were broadly in line on a local currency basis. Excluding the one-off items in 2008 relating to the transfer of the Caja Murcia risk portfolio and the initial contributions from compulsory pensions in Romania, sales were 11% higher on a sterling basis and were 4% up on a local currency basis.
-------------------------------------

New business margin was 3.9% (2008: 4.0%). Excluding the prior year impact of non-recurring items, principally the one-off Caja Murcia protection portfolio transfer, margin is in line with the 2008 underlying margin of 3.9%. Positive actions taken on product pricing and design were offset by a customer preference for savings products with guarantees.
Margin in Italy grew from 3.0% to 3.4% principally driven by an increase in protection sales. In Poland, margin increased from 3.5% to 5.1% reflecting significant prior year volumes of a lower margin endowment production which is no longer offered for sale. The decrease in Spanish margin, from 8.1% to 6.2%, mainly reflects the impact of the Caja Murcia transfer referred to above.
Bancassurance
Bancassurance sales increased by 14% to £7,146 million (2008: £6,266 million), a 5% increase on a local currency basis.  Excluding the one-off transfer of the Caja Murcia protection portfolio of £170 million in 2008, bancassurance sales were up 8% on a local currency basis. This is a strong performance as bank partners continue to recognise the value of this revenue stream.
Bancassurance sales in
Italy
increased by 63% to £3,285 million (2008: £2,021 million), a 47% increase on a local currency basis. This growth reflects strong sales of with-profit guaranteed products driven by active marketing campaigns in the early part of the year.
Bancassurance sales in
France
increased by 27% to £1,141 million (2008: £898 million), a 15% increase on a local currency basis. Through offering competitive and simple guaranteed return products, our partnership with Credit du Nord has capitalised on customers transferring their savings from short-term deposit products into more attractive insurance products. Unit-linked bond sales were impacted by uncertainty in the financial markets in 2009, but started to increase towards the end of the year with improving customer confidence.
In
Spain
, bancassurance sales were in line with the prior year at £2,209 million (2008: £2,206 million), a 9% decrease on a local currency basis. Sales in the fourth quarter increased by 103% over third quarter levels, with a strong uptake in pensions driven by marketing campaigns at the end of the Spanish tax year.
Retail
Retail sales were 3% down at £6,377 million (2008: £6,589 million), a 7% decrease on a local currency basis. In 2008, we benefited from £545 million of one-off initial contributions from the launch of compulsory pensions in Romania. Excluding these, retail sales were in line with the prior year on a local currency basis.
In
France
, retail sales performance was strong, up 26% to £3,750 million (2008: £2,982 million), a 14% increase on a local currency basis.  Our partnership with AFER continues to be extremely successful with our range of simple, easy to understand products.
In
Poland
, retail sales were down 24% to £1,061 million (2008: £1,401 million), a 17% decrease on a local currency basis. Within the year, pension volumes reduced as these products become less attractive for providers and distributors as a result of recent Polish pension legislation changes.
Retail sales in
Ireland
reduced by 2% to £636 million (2008: £646 million), an 11% decrease on a local currency basis. This reflects the poor economic climate, which impacted the Irish life insurance industry as a whole, and an increasingly competitive marketplace.
Delta Lloyd
Life and pension sales through Delta Lloyd were 11% lower than 2008 at £3,665 million (2008: £4,097 million), a 19% decrease on a local currency basis. This was due to lower levels of corporate pension business reflecting reduced activity in this market in the early part of the year. In 2009, Delta Lloyd secured two large corporate pension schemes totaling £372 million compared with five schemes totaling £1,106 million in 2008.
Individual savings sales were also lower, affected by competition from rival bank products since the introduction of 'banksparen' products at the beginning of 2008. In 2009, Delta Lloyd also sold £219 million (2008: £38 million) of 'banksparen' products within its own banking operation. The lower life and pension sales were partly offset by a full year's contribution from Swiss Life Belgium, which Delta Lloyd acquired in June 2008.
New business

margin decreased to (2.8)% (2008: (1.1)%) due to lower margins in Germany and less favourable economic assumptions.
North America
In the US, new business sales of £4,545 million (2008: £5,715 million) were 20% lower on a sterling basis and 33% lower on a local currency basis. This reflected our continued focus on increasing capital efficiency by moderating the pace of annuity sales compared to the prior year, growing our life insurance business and our decision not to write funding agreement sales in 2009 (2008: £848 million). Excluding the impact of funding agreement sales written in 2008, life and annuity sales were down 7% over the same period last year and 21% lower on a local currency basis. New business margin was lower at 0.4% (2008: 1.0%), due to the absence of higher margin funding agreement sales in 2009.
1. These sales are not included in our long-term savings figures as they are receipts from banking product sales
-------------------------------------

Sales of
annuities
decreased compared to prior year following actions taken by management to focus on capital efficiency and ensure that the overall business mix for the year was consistent with our strategic goals.
Life
product sales, which mainly include indexed universal life and term assurance products, increased reflecting our strategy to develop innovative products and enhance our relationships with key distributors, including extending our presence in the Brokerage General Agency (BGA) channel, which represents groups of individual agents and investment advisors.
Asia Pacific
Life and pension sales were 21% below prior year at £1,356 million (2008: £1,720 million), 30% lower on a local currency basis, reflecting the impact of the volatile economic environment across the region, which abated towards the last quarter of the year. Excluding the Australian business, which was sold on 1 October 2009, life and pension sales for Asia fell by 19% to £1,095 million (2008: £1,351 million).
Our joint venture in
South Korea
continues to perform strongly with sales of £288 million (2008: £149 million) and now represents 21% of life and pension sales in the region.  Sales growth is being led by the bancassurance channel with our partner Woori Bank and its subsidiaries, and the successful growth of our agency force.
Our joint venture in
China
, Aviva-COFCO, opened its tenth provincial branch ahead of the 2010 target and recorded a 15% increase in sales to £340 million (2008: £296 million), down 4% on a local currency basis.
Sales in
Singapore
,
Hong Kong
,
India
and our
other Asia
markets are lower than 2008 as a result of the uncertain economic environment throughout the year which led to increased investor caution, as well as our decision to scale back on the sale of capital intensive products in Hong Kong, Taiwan and Malaysia, in line with our overall strategy to improve capital efficiency.
New business margin for Asia Pacific was 2.1% (2008: 2.5%) being impacted by product mix, lower volumes and the sale of the Australian life business on 1 October 2009.

Investment sales
Investment sales	2009 £m	2008 £m
United Kingdom	1,049	1,485
Aviva Europe	852	460
Delta Lloyd	664	304
Asia Pacific	1,307	1,746
Total	3,872	3,995
United Kingdom
Exceptional economic conditions have impacted consumer confidence and reduced activity across the UK market. Against this backdrop, collective investment sales decreased to £1,049 million (2008: £1,485 million).
Aviva Europe
Aviva Europe sales were up significantly on 2008 at £852 million (2008: £460 million), up 72% on a local currency basis. Consumer sentiment improved over the course of the year, with a softening of customers' attitudes to investment risk and a consequent transfer of funds into more actively managed products. Our Absolute Tactical Asset Allocation fund was particularly successful in Italy and Spain, supported by focused marketing campaigns. Sales into Global Convertible funds improved, supported by our long established expertise in this area, and we continue to see renewed interest in emerging market bonds.
Delta Lloyd
Delta Lloyd sales more than doubled to £664 million (2008: £304 million), up 97% on a local currency basis, reflecting strong sales of Delta Lloyd's Euro Credit fund.
Asia Pacific
Sales in Asia Pacific were lower than prior year at £1,307 million (2008: £1,746 million), 32% lower on a local currency basis, as a result of heightened investor caution and lower disposable income throughout the year. Our sales were impacted by the disposal of the Australia life business on 1 October, although sales through Aviva Investors continued in this market. Singapore investment product sales are broadly in line with the prior year due to improving investor sentiment in the latter half of the year.

Group Performance – MCEV basis

--------------------------------------------

Pro - forma reconciliation of group operating profit to profit after tax - MCEV basis
For the year ended 31 December 2009

	2009 £m	2008 £m
Operating profit before tax attributable to shareholders' profits
Long-term business
United Kingdom	787	883
Europe	2,235	1,647
North America	266	201
Asia Pacific	101	79
Total long-term business	3,389	2,810
General insurance and health	960	1,198
Fund management	51	42
Other operations and regional costs	(173)	(163)
Corporate centre	(108)	(141)
Group debt costs and other interest	(636)	(379)
Operating profit before tax attributable to shareholders	3,483	3,367
Adjusted for the following:
Investment return variances and economic assumption changes on long-term business	759	(12,469)
Short-term fluctuation in return on investments on non-long-term business	95	(819)
Economic assumption changes on general insurance and health business	57	(94)
Impairment of goodwill	(62)	(66)
Amortisation and impairment of intangibles	(135)	(108)
Profit on the disposal of subsidiaries and associates	72	7
Integration and restructuring costs	(286)	(326)
Exceptional items	(248)	(754)
Profit/(loss) before tax	3,735	(11,262)
Tax on operating profit	(924)	(841)
Tax on other activities	124	4,396
	(800)	3,555
Profit/(loss) after tax	2,935	(7,707)

Total MCEV operating profit before shareholder tax was £3,483 million (2008: £3,367 million), an increase of 3%. Within this total the long-term business operating profit before shareholder tax was £3,389 million (2008: £2,810 million), an increase of 23%. This includes the impact, reported through expected returns, of a change in the basis of setting normalised investment returns consistently with IFRS.
Within the 2008 results, the expected rate of investment return was calculated by reference to the one year swap rate in the relevant currency plus an appropriate risk premium for equities and properties. At half year we reported that the return over the typical duration of the assets held was more appropriate and are more consistent with the group's expectation of long term rates of return. Therefore, the expected return on equities and properties has been calculated by reference to the ten year swap rate in the relevant currency plus an appropriate risk premium. For fixed interest investments a similar change has been made to reflect the actual duration of the assets held. If the previous basis, which referenced the one year swap rate, had been used the total expected return would have been around £700 million lower. However, this benefit has been offset by the impact of the underlying falls in opening swap rates between 2008 and 2009. There is no impact on MCEV profit before tax.
This mainly impacts Aviva UK and Delta Lloyd, where the additional investment earnings on assets backing certain policyholder liabilities flow straight to shareholders. In the US, the assumed return on bonds net of defaults, includes a partial recovery of the unrealised losses reported in previous periods and £240 million has been reported for this through expected returns on existing business and on shareholders' net worth.
Investment variances and economic assumption changes in 2009 of £759 million reflect the large benefit from the reduction in credit spreads on corporate bonds, offset by the reduction in the adjustment to risk free rates. In 2008, the loss of £12,469 million was driven by bond yields falling in the United Kingdom and Eurozone, significant falls in equity markets down between 30% and 50% and credit spreads widening significantly in the final quarter of 2008.
-----------------------------------------------------

12- Long-term business MCEV operating earnings
						2009						2008
			Europe						Europe
	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Value of new business	247	521	(103)	16	29	710	204	517	(47)	55	43	772
Earnings from existing business:
- expected returns at the reference rate	113	326	43	55	26	563	338	427	107	86	34	992
- expected returns in excess of the reference rate	402	428	270	249	16	1,365	210	82	78	53	6	429
- expected returns	515	754	313	304	42	1,928	548	509	185	139	40	1,421
- experience variances	(29)	43	(3)	(87)	(23)	(99)	(40)	(107)	(19)	(50)	(8)	(224)
- operating assumption changes	(67)	(8)	171	(38)	(14)	44	(5)	127	(265)	(4)	(18)	(165)
Expected return on shareholders' net worth	138	180	88	89	17	512	166	248	204	61	22	701
Other operating variances	(17)	214	65	(18)	50	294	10	157	138	-	-	305
Operating earnings before tax	787	1,704	531	266	101	3,389	883	1,451	196	201	79	2,810
United Kingdom
MCEV operating earnings are 11% lower at £787 million (2008: £883 million).
Value of new business is £247 million (2008: £204 million), an increase of 21%, reflecting actions taken to increase profitability including disciplined cost control, and only writing business at acceptable levels of return, together with a beneficial business mix.
Total expected return of £653 million (2008: £714 million) is slightly lower, reflecting lower opening assets offset by  movements in real world rates of returns compared to 2008.
Experience variances and assumption changes on existing business were £96 million unfavourable (2008: £45 million unfavourable). The 2009 result reflects an additional provision in anticipation of continued short-term recession related activity on pension business and adverse persistency variances including the loss of a single corporate contract. We have delivered on our commitment of a zero existing business cost over run in 2009.
The reattribution of the inherited estate on the 1 October 2009 resulted in an operating profit of £23 million (being the net impact of the value of the estate, less project costs, tax and the 'Policyholder Incentive Payment'). In addition to this, investment earnings on reattributed assets and the surplus generated from the 'New With-Profits Sub-Fund' during the period 1 October to 31 December 2009 generated operating profits of £93 million. We would not expect ongoing profits to continue at this level.

On an ongoing basis, profits will arise from earnings on the re-attributed estate (estimated at £30 million per year on an MCEV basis), the financial unwind of guarantee costs, the movement in value in any un-hedged assets backing the guarantees, and any demographic profits / losses (e.g. lapses) resulting from policyholder action.
Europe
In Europe, operating profit increased strongly to £2,235 million (2008: £1,647 million). Growth in Aviva Europe's operating return, driven by improved expected returns and positive operating experience, has been augmented by an improvement in Delta Lloyd's result driven by positive operating assumption changes.
Aviva Europe
Operating earnings increased to £1,704 million (2008: £1,451 million), an increase of 17% with the strengthening of the euro contributing around one third of the improvement.
The value of new business was in line with prior year at £521 million (2008: £517 million), a 9% decrease on a local currency basis. We have seen increased contributions from Italian protection and profit sharing products and guaranteed products in France, positively impacting the value of new business, however these were offset by the 2008 non-recurring items, relating to the Caja Murcia risk portfolio and the initial contributions from Romania.
Expected return was up 23% to £934 million (2008: £757 million). After allowing for movements in currency this increase is largely due to the relative movement in expected rates of return compared to guarantee rates, and in particular the positive impact that this has on the cost of investment guarantees in France.
Experience variances were positive at £43 million (2008: adverse £107 million). The prior year contained a number of one-off negative variances in France and Ireland, whereas the current year reflects significant positive experience on mortality and morbidity and the release of a short-term lapse provision in France, offset by adverse lapse experience in Italy and Spain.
We have reviewed our operating assumptions and made changes to align them with our mean best estimate of future experience. This has had a minimal impact in total for Aviva Europe, with the positive impact of changes to mortality and morbidity assumptions offsetting further strengthening of lapse and expense assumptions.
-----------------------------------

Other operating variances are positive at £214 million (2008: £157 million). This includes a £142 million prior period adjustment reflecting more accurate modelling in France and Poland.  Also included within other operating variances is the £34 million positive impact of an increase in annual renewable premium business in Spain, previously included within new business but now restated as an operating variance as previously announced in our half year 2009 results statement.
Delta Lloyd
Operating earnings increased to £531 million (2008: £196 million), mainly reflecting changes to operating assumptions. The strengthening of the euro contributed £21 million of the improvement.
Value of new business was negative £103 million (2008: negative £47 million), reflecting lower margins in Germany and less favourable economic assumptions.
Expected returns totalled £401 million (2008: £389 million), reflecting higher assumed rates of return.
Experience variances and assumption changes on existing business were £168 million favourable (2008: £284 million adverse). In 2009 positive assumption changes of £170 million reflected expense improvements in the Dutch operations offset by deterioration in lapses in Germany and the impact of asset reallocation in Belgium.
Other operating variances mainly represent the management decision to close Delta Lloyd's German operation to new business and the associated impacts on future expense levels, bonus strategy, lapse experience and costs of implementation.
North America
Operating earnings have increased to £266 million (2008: £201 million), mainly benefiting from higher expected return and the strengthening of the US dollar.
Value of new business was £16 million (2008: £55 million), lower mainly due to lower sales volumes following management actions to conserve capital and absence of funding agreement sales in 2009.
Total expected return increased to £393 million (2008: £200 million), as unrealised losses on corporate bonds backing policyholder liabilities reduced in line with the assumed investment return.
Variances and assumption changes on existing business were £125 million unfavourable (2008: £54 million unfavourable), with the deterioration principally driven by negative lapse experience following an increase of partial withdrawals and a subsequent change in lapse assumptions (£122 million unfavourable).
Asia Pacific
Operating earnings have increased to £101 million (2008: £79 million), an increase of 28%.
Value of new business was £29 million (2008: £43 million), a reduction of 33%, driven by lower sales volumes in Singapore and Hong Kong and the sale of the Australian life business on 1 October 2009. This was partially offset by higher sales in China and a change in product mix towards higher margin term business in Australia.
Total expected returns were £59 million (2008: £62 million), this is broadly in line with the prior year.
Variances and assumption changes on existing business were £37 million unfavourable (2008: £26 million unfavourable), impacted by negative lapse variances across the region of £43 million.
Other operating variances of £50 million (2008: nil) relate to positive modelling and methodology changes in China, Singapore and Hong Kong.
-----------------------------------

13 - Post tax internal rate of return and payback period on life and pensions new business
31 December 2009	Internal rate of return %	Initial capital £m	Required capital £m	Total invested capital £m	Payback period years
United Kingdom	14%	109	133	242	8
France	9%	53	169	222	9
Ireland	6%	56	23	79	10
Italy	10%	27	156	183	7
Poland	22%	20	9	29	5
Spain	26%	25	72	97	3
Other Europe	12%	43	7	50	8
Aviva Europe	13%	224	436	660	7
Delta Lloyd	6%	116	140	256	33
Europe	11%	340	576	916	15
North America	7%	162	376	538	14
Asia	6%	58	25	83	25
Australia	11%	2	34	36	8
Asia Pacific	8%	60	59	119	20
Total	10.0%	671	1,144	1,815	14

31 December 2008	Internal rate of return %	Initial capital £m	Required capital £m	Total invested capital £m	Payback period years
United Kingdom	14%	157	136	293	8
France	9%	35	118	153	9
Ireland	8%	53	24	77	9
Italy	14%	9	48	57	6
Poland	21%	31	12	43	4
Spain	37%	28	75	103	3
Other Europe	13%	57	9	66	6
Aviva Europe	17%	213	286	499	7
Delta Lloyd	5%	277	244	521	n/a
Europe[1]	11%	490	530	1,020	7
North America	11%	124	489	613	6
Asia	13%	64	23	87	8
Australia	12%	3	30	33	8
Asia Pacific	12%	67	53	120	8
Total[1]	11.4%	838	1,208	2,046	7
1. For Delta Lloyd the 2008 value of new business is a loss on a real world basis and so it is not possible to calculate a meaningful payback period. Consequently the total and Europe average payback period excludes Delta Lloyd.

Capital Management
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Capital Management

Capital Management objectives
Aviva's capital management philosophy is focused on capital efficiency and effective risk management to support the dividend policy and earnings per share growth. Overall capital risk appetite is set and managed with reference to the requirements of a range of different stakeholders including shareholders, policyholders, regulators and rating agencies. In managing capital we seek to:
- maintain sufficient, but not excessive, financial strength to support new business growth and satisfy the requirements of our regulators and other stakeholders thus giving both our customers and shareholders assurance of our financial strength;
- optim
ise our overall debt to equity structure to enhance our returns to shareholders, subject to our capital risk appetite and balancing the requirements of the range of stakeholders;
- retain financial flexibility by maintaining strong liquidity, includ ing significant unutilised committed credit facilities and access to a range of capital markets;
- allocate capital rigorously across the group, to drive value adding growth in accordance with risk appetite; and
- declare dividends on a basis judged pruden
t, while retaining capital to support future business growth, using dividend cover on an IFRS operating earnings after tax basis in the 1.5 to 2.0 times range as a guide.

Targets are established in relation to regulatory solvency, ratings, liquidity and dividend capacity and are a key tool in managing capital in accordance with our risk appetite and the requirements of our various stakeholders.
Strategic capital allocation initiatives
A number of key strategic initiatives have been delivered in the last quarter of 2009 which have significantly enhanced the Group's capital position and financial flexibility.
On 1 October 2009 Aviva announced the completion of the sale of its Australian life business and wealth management platform. The total proceeds of the Australian sale were £0.4 billion (A$0.9 billion). The sale of the business benefitted group IGD by £0.4 billion.
On 3 November 2009 Aviva announced the completion of the Delta Lloyd initial public offering ("IPO") and the shares commenced trading on the Euronext Amsterdam. The IPO raised gross proceeds of £1.0 billion (€1.1 billion), including the 10% over-allotment option, and generated an IGD benefit of £0.5 billion.
Following High Court and FSA approval in September, the deal to complete the reattribution of our inherited estate was concluded on 1 October 2009 with 87% of policyholders voting and 96% of these voting in favour of the offer.  The total value of the inherited estate for the reattribution was £1.25 billion, with £0.5 billion paid from shareholder funds to policyholders. The impact of the policyholder incentive payment reduced Group IGD by £0.5 billion.
Capital employed by segment
The table below shows how our capital, on an MCEV basis, is deployed by segment and how that capital is funded.

	2009 £m	Restated 2008 £m
Long-term savings	20,693	19,440
General insurance and health	4,562	5,516
Fund management	269	340
Other business	(246)	(199)
Corporate[1]	(34)	(30)
Total capital employed	25,244	25,067
Financed by
Equity shareholders' funds	13,035	13,162
Minority interests	4,237	3,080
Direct capital instrument	990	990
Preference shares	200	200
Subordinated debt	4,637	4,606
External debt	852	919
Net internal debt[2]	1,293	2,110
Total capital employed	25,244	25,067
1. The "corporate" net liabilities represent the element of the pension scheme deficit held centrally.
2. In addition to our external funding sources, we have certain internal borrowing arrangements in place which allow some of the assets that support technical liabilities to be invested in a pool of central assets for use across the group. These internal debt balances allow for the capital allocated to business operations to exceed the externally sourced capital resources of the group. Net internal debt represents the balance of the amounts due from corporate and holding entities, less the tangible net assets held by these entities. Although intra-group in nature, they are included as part of the capital base for the purpose of capital management. These arrangements arise in relation to the following:
- Certain subsidiaries, subject to continuing to satisfy stand alone capital and liquidity requirements, loan funds to corporate and holding entities.  These loans satisfy arms length criteria and all interest payments are made when due.
- Aviva International Insurance (AII) Ltd acts as both a UK general insurer and as the primary holding company for our foreign subsidiaries. Internal capital management mechanisms in place allocate a portion of the total capital of the company to the UK general insurance operations. These mechanisms also allow for some of the assets backing technical liabilities to be made available for use across the group. Balances in respect of these arrangements are also treated as internal debt for capital management purposes.

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Total capital employed is financed by a combination of equity shareholders' funds, preference capital, subordinated debt and borrowings (including internal borrowings as described in footnote 2 above).
At 31 December 2009 we had £25.2 billion (31 December 2008: £25.1 billion) of total capital employed in our trading operations, measured on an MCEV basis. Over the period the benefit of operating profits and investment gains have been offset by foreign exchange losses and actuarial losses on staff pension schemes.
In April 2009 we issued a private placement of £245 million equivalent of Lower Tier 2 hybrid in a dual tranche transaction (£200 million on 1 April 2009 and a further €50 million on 30 April 2009). These transactions had a positive impact on group IGD solvency and economic capital measures.
Financial leverage, the ratio of external senior and subordinated debt to MCEV capital and reserves, was 31.8% (31 December 2008: 34.0%). If centre assets were offset against this debt the financial leverage would be 19.0% (31 December 2008: 25.4%). Fixed charge cover, which measures the extent to which external interest costs, including subordinated debt interest and preference dividends, are covered by MCEV operating profit was 8.5 times (31 December 2008: 9.2 times).
At 31 December 2009 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within minority interest, of £250 million), and direct capital instrument was £6,634 million (31 December 2008: £4,911 million), with a weighted average cost of 5.0% (31 December 2008: 8.8%). The group Weighted Average Cost of Capital (WACC) is 8.0% (31 December 2008: 8.3%) and has been calculated by reference to the cost of equity and the cost of debt at the relevant date. The cost of equity at 31 December 2009 was 9.8% based on a risk free rate of 4.0%, an equity risk premium of 4.0% and a market beta of 1.4.
Financial flexibility
The group's borrowings are comprised primarily of long dated hybrid instruments with maturities spread over many years, minimising refinancing risk. In addition to central liquid asset holdings of £2.2 billion, the group also has access to unutilised committed credit facilities of £2.1 billion provided by a range of leading international banks.

Regulatory capital
Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate group level, where we have a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US, and Canada) a risk charge on assets and liabilities approach is used.
Regulatory capital - Group: European Insurance Groups Directive (IGD)
			2009	2008
	UK Life funds £bn	Other business £bn	Total £bn	Total £bn
Insurance Groups Directive (IGD) capital resources	4.9	10.8	15.7	15.5
Less: capital resource requirement	(4.9)	(6.3)	(11.2)	(13.5)
Insurance Group Directive (IGD) excess solvency	-	4.5	4.5	2.0
Cover over EU minimum (calculated excluding UK life funds)			1.7 times	1.3 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has increased by £2.5 billion since 31 December 2008 to £4.5 billion. This increase reflects a combination of operating and market performance as well as the benefit of a number of strategic initiatives. Following individual guidance from the FSA in 2008 we now recognise surpluses in the non-profit funds of our UK life and pensions business which is available for transfer to shareholders of £0.2 billion (31 December 2008: £0.4 billion). The IGD is a pure aggregation test with no credit given for the considerable diversification benefits of Aviva.

The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2008	2.0
Solvency Capital generation in period incl. profits and market movements	1.9
Issue of hybrid debt (including Delta Lloyd)	0.4
Dividends net of scrip	(0.5)
Disposals	1.0
Inherited estate reattribution	(0.5)
Increase in CRR	(0.3)
Other movements (including market valuation of non-regulated entities)	0.5
Estimated IGD solvency surplus at 31 December 2009	4.5
-------------------------------------------------------

As outlined above a number of strategic initiatives impacting the IGD solvency position were completed during the year. The Delta Lloyd IPO and Australian Life disposal benefited solvency by £0.5 billion and £0.4 billion respectively, while the policyholder incentive payment paid as part of the inherited estate reattribution reduced solvency by £0.5 billion. Other material initiatives included a £0.4 billion benefit from central and Delta Lloyd hybrid issues and £0.1 billion from the disposal of the Dutch healthcare business. The IGD position also benefited from the change in value of non-regulated entities, which includes the recognition of intellectual property rights and movements in the value of distribution companies. The reintroduction of the scrip scheme, allowing investors the option of receiving dividends in the form of new Aviva shares, also delivered a capital benefit of £0.3 billion over the year.

Reconciliation of Group IGD capital resources to FRS 27 capital
The reconciliation below provides analysis of differences between our capital resources and the amounts included in the capital statement made in accordance with FRS 27 and disclosed within our consolidated accounts.  The Group Capital Adequacy report is prepared in accordance with the FSAs valuation rules (Peak 1) and brings in capital in respect of the UK life funds equal to the UK Life Capital Resources Requirement. The FRS 27 disclosure brings in the realistic value of with-profit capital resources (Peak 2). As the two bases differ greatly, the reconciliation below is presented by removing the restricted regulatory assets and then replacing them with the unrestricted realistic assets.

2009 £bn
Total capital and reserves (IFRS basis)	15.1
Plus: Other qualifying capital	5.3
Plus: UK unallocated divisible surplus	1.9
Less: Goodwill, acquired AVIF and intangible assets	(6.7)
Add: Adjustments onto a regulatory basis	0.1
Group Capital Resources on regulatory basis	15.7
The Group Capital Resources can be analysed as follows:
Core Tier 1 Capital	12.9
Tier 1 waiver (implicit items)	0.0
Innovative Tier 1 Capital	1.0
Total Tier 1 Capital	13.9
Upper Tier 2 Capital	1.8
Lower Tier 2 Capital	3.7
Group Capital Resources Deductions	(3.7)
Group Capital Resources on regulatory basis (Tier 1 & Tier 2 Capital)	15.7
Less: UK life restricted regulatory assets	(6.4)
Add: UK life unrestricted realistic assets	5.8
Add: Overseas UDS - restricted asset	2.0
Total FRS 27 capital	17.1

Regulatory capital - Long-term businesses
For our non-participating worldwide life assurance businesses, our capital requirements, expressed as a percentage of the EU minimum, are set for each business unit as the higher of:
- The level of capital at which the local regulator is empower ed to take action;
- The capital requirement of the business unit und
er the group's economic capital requirements; and,
- The target capital level of the business
unit.

The required capital across our life businesses varies between 100% and 325% of EU minimum or equivalent. The weighted average level of required capital for our non-participating life business, expressed as a percentage of the EU minimum (or equivalent) solvency margin has decreased to 130% (31 December 2008: 142%).
These levels of required capital are used in the calculation of the group's embedded value to evaluate the cost of locked in capital. At 31 December 2009 the aggregate regulatory requirements based on the EU minimum test amounted to £6.1 billion (31 December 2008: £6.0 billion). At this date, the actual net worth held in our long-term business was £9.8 billion (31 December 2008: £9.5 billion) which represents 159% (31 December 2008: 157%) of these minimum requirements.
---------------------------------------------

Regulatory capital - UK Life with-profits funds
The available capital of the with-profit funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profit funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: Old With-Profit Sub-Fund (OWPSF), New With-Profit Sub-Fund (NWPSF) and UK Life and Pensions (UKLAP). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the consolidated IFRS balance sheet at 31 December 2009 and 31 December 2008.

		2009					2008
	Estimated realistic assets £bn	Realistic liabilities[1] £bn	Estimated realistic inherited estate[2] £bn	Support Arrangement[5] £bn	Estimated risk capital margin[3] £bn	Estimated excess £bn	Estimated excess £bn
CGNU Life	-	-	-	-	-	-	0.3
CULAC	-	-	-	-	-	-	0.3
OWPSF	3.0	(2.8)	0.2	-	(0.1)	0.1	-
NWPSF	21.2	(21.2)	-	1.1	(0.5)	0.6	-
UKLAP[4]	20.3	(18.7)	1.6	-	(0.2)	1.4	0.5
Aggregate	44.5	(42.7)	1.8	1.1	(0.8)	2.1	1.1
1. These realistic liabilities include the shareholders' share of future bonuses of £0.6 billion (31 December 2008: £0.8 billion). Realistic liabilities adjusted to eliminate the shareholders' share of future bonuses are £42.1billion (31 December 2008: £43.2 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £0.3 billion, £2.2 billion and £3.1 billion for OWPSF, NWPSF and UKLAP respectively (31 December 2008: £1.4 billion, £1.5 billion and £4.1 billion).
2. Estimated realistic inherited estate at 31 December 2008 was £0.7 billion, £0.7 billion and £1.2 billion for CGNU Life, CULAC and UKLAP respectively.
3. The risk capital margin (RCM) is 3.6 times covered by the inherited estate and support arrangement (31 December 2008: 1.8 times).
4. The UKLAP fund includes the Provident Mutual (PM) fund which has realistic assets and liabilities of £1.7 billion, and therefore does not impact the realistic inherited estate.
5. This represents the reattributed estate of £1.1 billion at 31 December 2009 held within the non-profit fund with UKLAP included within other UK life operations.

Investment mix
The aggregate investment mix of the assets in the three main with-profit funds was:
	2009%	2008%
Equity	21%	24%
Property	12%	12%
Fixed interest	59%	56%
Other	8%	8%
The equity backing ratios, including property, supporting with-profit asset shares are 58% in OWPSF and NWPSF, and 54% in UKLAP.

Capital generation and utilisation
As part of our capital management processes, we regularly review the generation and deployment of capital. The table below demonstrates the net capital generation of the group based on MCEV net worth before and after investment variances.

	2009 £bn	Restated[1] 2008 £bn
Operational capital generation:
Life in-force profits	1.9	3.0
General insurance, fund management and non-insurance profits	0.6	0.7
Operational capital generated before investment in new business	2.5	3.7
Capital invested in new business	(1.5)	(2.2)
Operational capital generated after investment in new business	1.0	1.5
Interest, corporate and other costs	(0.5)	(0.2)
External dividend	(0.9)	(1.0)
Scrip dividend	0.3	0.2
Net operational capital generation after financing	(0.1)	0.5
Capital released from disposals	0.5	-
Inherited estate policyholder incentive payment	(0.5)	-
Delta Lloyd IPO	0.5	-
Capital raising	0.2	1.0
Issuance of hybrid debt in the Netherlands	0.4	-
Cost of acquisitions	-	(0.3)
Qualifying assets acquired net of capital requirements	-	0.1
Pension funding, restructuring costs and exceptional items	(0.3)	(0.9)
Foreign exchange gains / (losses), net of capital requirements	(0.2)	0.2
Other	(0.2)	0.1
Net capital generated/(consumed) before investment and economic variances	0.3	0.7
Investment return variances and economic assumption changes	1.4	(4.0)
Net capital generated/(consumed) after investment and economic variances	1.7	(3.3)
1 The prior year has been restated for the inclusion of the impact of movements in Non-UK staff pension scheme deficit.  This is included in investment return variances.
Operational capital generation comprises the following components:
- Free surplus emergence, including release of required capital, for the life in-force business (net of tax and minorities);
- IFRS operating profits for the general insurance and non-life businesses (net of tax and minorities);
- Capital invested in new business. For the life business this is the impact of initial and required capital on free surplus. For general insurance businesses this reflects the movement in required capital, which we have assumed to equal two times the regulatory minimum. Where appropriate, the increase in capital requirements shown has been adjusted for the impact of foreign exchange movements and economic variances.

Operation capital generation in 2009 was £2.5 billion, of which £1.5 billion was invested in new business and £1.1 billion used to finance interest, corporate and other costs and the external dividend leaving net operational capital generated after financing of £(0.1) billion.  After taking into account the strategic initiatives outlined above and certain other one-off items net capital generated before investment and economic variances was £0.3 billion.

Rating agency capital
Credit ratings are an important indicator of financial strength and support access to debt markets as well as providing assurance to business partners and policyholders over our ability to service contractual obligations. In recognition of this we have solicited relationships with a number of rating agencies. The agencies generally assign ratings based on an assessment of a range of financial factors (e.g. capital strength, gearing, liquidity and fixed charge cover ratios) and non financial factors (e.g. strategy, competitive position, and quality of management).
Certain rating agencies have proprietary capital models which they use to assess available capital resources against capital requirements as a component in their overall criteria for assigning ratings. Managing our capital and liquidity position in accordance with our target rating levels is a core consideration in all material capital management and capital allocation decisions.
The group's overall financial strength is reflected in our credit ratings. The group's rating from Standard and Poors is AA- ("very strong") with a Negative outlook; Aa3 ("excellent") with a Negative outlook from Moody's; and A ("excellent") with a Stable outlook from A M Best. These ratings continue to reflect our strong competitive position, positive strategic management, strong and diversified underlying earnings profile and robust liquidity position.
Economic capital
We use a risk-based capital model to assess economic capital requirements and to aid in risk and capital management across the group. The model is based on a framework for identifying the risks to which business units, and the group as a whole, are exposed. A mixture of scenario based approaches and stochastic models are used to capture market risk, credit risk, insurance risk and operational risk. Scenarios are specified centrally to provide consistency across businesses and to achieve a minimum standard. Where appropriate, businesses also supplement these with additional risk models and stressed scenarios specific to their own risk profile. When aggregating capital requirements at business unit and group level, we allow for diversification benefits between risks and between businesses, with restrictions to allow for non-fungibility of capital when appropriate. This means that the aggregate capital requirement is less than the sum of capital required to cover all of the individual risks.
This model is used to support our Individual Capital Assessments (ICA) which are reported to the FSA for all our UK regulated insurance businesses. The FSA uses the results of our ICA process when setting target levels of capital for our UK regulated insurance businesses. In line with FSA requirements, the ICA estimates the capital required to mitigate the risk of insolvency to a 99.5% confidence level over a one year time horizon (equivalent to events occurring in 1 out of 200 years) against financial and non-financial tests.
The financial modelling techniques employed in economic capital enhance our practice of risk and capital management. They enable understanding of the impact of the interaction of different risks allowing us to direct risk management activities appropriately. These same techniques are employed to enhance product pricing and capital allocation processes. Unlike more traditional regulatory capital measures, economic capital also recognises the value of longer term profits emerging from in-force and new business, allowing for consideration of longer term value emergence as well as shorter term net worth volatility in our risk and capital management processes. We continue to develop our economic capital modelling capability for all our businesses as part of our development programme to increase the focus on economic capital management. In addition we have initiated work on meeting the emerging requirements of the Solvency II framework and external agencies.
Solvency II
2009 has represented a significant step for Solvency II and the insurance industry. Since the approval of the Solvency II Directive in May 2009, the focus has been on the development of the Level 2 implementing measures advice published by the CEIOPS which fill in the detail under Level 1 and focused on technical issues. Aviva has been actively participating in the process by providing responses to the CEIOPS as well as participating in the key European industry working groups who provide the voice of industry in on-going negotiation in Brussels.
The formal CEIOPS consultation process has already closed and the European Commission are now considering the wording on the implementing measures that will be finalised by the end of 2010. Full implementation of Solvency II is likely to be required by the end of 2012.
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Sensitivity analysis
The sensitivity of the group's total equity on an MCEV basis and IFRS basis at 31 December 2009, including the effect on the value of the pension scheme assets and liabilities, to a 10% fall in global equity markets, a rise of 1% in global interest rates or a 0.5% increase in credit spreads is as follows:

			Equities down 10%			2009
2008 £bn	MCEV Basis	2009 £bn	Direct £bn	Indirect £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
19.4	Long-term savings[1]	20.7	(0.4)	(0.3)	-	(1.3)
5.6	General insurance and other	4.6	(0.3)	-	(0.6)	0.5
(7.6)	Borrowings[2]	(6.8)	-	-	-	-
17.4	Total equity	18.5	(0.7)	(0.3)	(0.6)	(0.8)

2008 £bn	IFRS Basis	2009 £bn	Equities down 10% £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
16.6	Long-term savings	17.3	(0.4)	(0.7)	(0.2)
5.6	General insurance and other	4.6	(0.3)	(0.6)	0.5
(7.6)	Borrowings[2]	(6.8)	-	-	-
14.6	Total equity	15.1	(0.7)	(1.3)	0.3
1. Assumes MCEV assumptions adjusted to reflect revised bond yields.
2. Comprising internal, external and subordinated debt, net of corporate tangible net assets.

These sensitivities assume a full tax charge/credit on market value assumptions. The interest rate sensitivity also assumes an equivalent movement in both inflation and discount rate (i.e. no change to real interest rates) and therefore incorporates the offsetting effects of these items on the pension scheme liabilities. A 1% increase in the real interest rate has the effect of reducing the pension scheme liability by £1.8 billion.
The 0.5% increased credit spread sensitivities for MCEV and IFRS do not make an allowance for any adjustment to risk-free interest rates. MCEV sensitivities assume that the credit spread movement relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Life IFRS sensitivities provide for any impact of credit spread movements on liability valuations. The MCEV and IFRS sensitivities also include the allocation of staff pension scheme sensitivities, which assume inflation rates and government bond yields remain constant. In practice, the sensitivity of the business to changes in credit spreads is subject to a number of complex interactions. The impact of the credit spread movements will be related to individual portfolio composition and may be driven by changes in credit or liquidity risk; hence, the actual impact may differ substantially from applying spread movements implied by various published credit spread indices to these sensitivities.
Group IGD
The sensitivity of the group's IGD surplus reflects the impact of the hedges we have put in place as part of our long-term strategy to protect the group from extreme market movements. At 31 December 2009 the sensitivity to a 10% fall in global equity markets or a rise of 1% in global interest rates is as follows:

	2009 £bn	Equities down 10% £bn	Interest rates up 1% £bn
IGD group surplus	4.5	(0.3)	(0.4)

We continue to actively manage our exposure to further market volatility, with ongoing hedging strategies in place. The Group's equity sensitivity has increased in the second half of the year primarily driven by rising markets and the expiry of some options positions. The increase has been offset by the impact of the listing of the minority interest in Delta Lloyd. We expect that a 40% fall in equity markets at 31 December 2009 would reduce IGD by £0.7 billion.

£bn
Equities down 10%	(0.3)
Equities down 20%	(0.5)
Equities down 30%	(0.6)
Equities down 40%	(0.7)
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Risk management
Equity hedging
Our risk management processes ensure close and ongoing monitoring of all our capital measures. The following table shows the material equity derivatives within the group's shareholder funds at 31 December 2009 that are used as part of a long-term strategy to manage equity risk. It excludes derivatives used for portfolio management purposes:

Derivative	Notional [1] £bn	Market fall below protection level [2,4] %	Market fall required before protection starts [3,4] %	Outstanding duration
(a)	4.8	-	26%	< 3 months
(b)	0.6	-	25%	3 - 8 months
(c)	0.5	-	15%	> 8 months
1. The notional represents the notional amount of hedging as at 31 December 2009.
2. The "Market fall below protection level" shows the percentage the market has fallen below the protection level as at 31 December 2009.
3. The "Market fall required before protection starts" shows the percentage the market would have to fall from the 31 December 2009 position before the derivative moves into the money.
4. Derivatives (a), (b) and (c) each represent a collection of derivatives with different strike prices. The strike prices used in the above calculations are the weighted average strikes of the derivatives in each bucket.
Interest rate hedging
Interest rate hedges are used widely to manage asymmetric interest rate exposures across our life insurance businesses as well as an efficient way to manage cash flow and duration matching. The most material examples of uses to hedge guarantees relate to minimum interest rate guarantees in the Netherlands, and also guaranteed annuity exposures in both the UK and Ireland. These hedges are used to protect against interest rate falls and are sufficient in scale to materially reduce the Group's interest rate exposure.

Operating cost base
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The Group's announced cost savings target of £500 million has been achieved ahead of schedule with a total of £510 million of annualised cost savings delivered as at 31 December 2009. Of the £510 million costs savings achieved, £340 million was achieved in the year ended 31 December 2008 and £170m in the year ended 31 December 2009.

From this programme an additional £35 million has been identified for delivery in the year ending 31 December 2010, bringing the latest estimate of total annualised cost saves to £545 million.

The Aviva operating cost base is calculated from reported IFRS expenses as set out in the table below:

	2009 £m	2008 £m
Other expenses (as reported)	5,366	5,416
Less: Non operating items included above (amortisation and impairments)	(2,032)	(1,732)
Add: Claims handling costs[1]	673	742
Non commission acquisition costs[2]	1,137	1,324
Operating cost base	5,144	5,750
1. As reported within Claims and benefits paid of £27,549 million (2008: £29,353 million)
2. As reported within Fee and commissions expense of £4,396 million (2008: £4,411 million)

During 2009, the operating cost base decreased 11% to £5,144 million (2008: £5,750 million). The table and notes below set out and explain the methodology and inherent assumptions used for the calculation of the like-for-like adjustments. These adjustments account for the impact of foreign exchange, businesses acquired/disposed of during the year and elimination of one-off restructuring and integration spend from the cost base in both years. After adjustments, the operating cost base decreased by 13% to £4,756 million compared with a 2008 like-for-like cost base of £5,483 million.
Movement in operating costs base
£m
Total operating cost base 2008	5,750
Less: restructuring, integration and brand costs 2008	(382)
Impact of acquisitions and disposals[1]	(193)
Foreign exchange	308
2008 like-for-like operating cost base	5,483
Inflation[2]	121
UK Life[3]	(142)
UK General Insurance[3]	(245)
Europe[3]	(133)
Delta Lloyd[3]	(209)
Other businesses (including group centre)[3]	(119)
2009 like-for-like operating cost base	4,756
Restructuring, integration and brand costs 2009	388
Total operating cost base 2009	5,144
1. Impact of acquisitions & disposals - restatement of the 2008 cost base for the impact of acquisitions and disposals in both 2008 and 2009 to achieve a cost base on a like-for-like basis.
2. Inflation - Notional level of Inflation that would have impacted the operating cost base during the period. This is calculated using the Consumer Price Index for individual countries, applied to operating expenditure i.e. excluding restructuring & integration costs (but including adjustments for acquisitions & disposals). The overall weighted average is calculated at 2.2%.
3. Regional operating costs reduction - Includes realised savings from cost initiatives productivity and other savings (decrease in the cost base driven by the revenue fall in the business as well as by saving initiatives not attributable to the specific initiatives linked to the cost savings committed externally).

Analysis of assets
--------------------------------------------

The quality of our asset base continues to be strong, and prudent management of investments has limited our exposure to market volatility and toxic assets. Although equity and debt markets have recovered value in 2009, there has been a general market deterioration in credit quality, as rating agencies downgraded a number of sovereign governments, financial institutions, corporates and structured assets. Whilst this market trend is reflected in our debt portfolio, the proportion of our shareholder debt securities that are investment grade has actually increased.

Total assets
2009	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Loans	1,468	7,543	32,068	41,079	-	41,079
Financial investments
Debt securities	17,596	86,464	56,450	160,510	-	160,510
Equity securities	28,638	9,678	5,027	43,343	-	43,343
Other investments	24,867	7,222	2,760	34,849	(23)	34,826

Total loans and financial investments	72,569	110,907	96,305	279,781	(23)	279,758

Cash and cash equivalents	4,214	14,349	6,613	25,176	-	25,176
Other assets	5,903	12,744	30,787	49,434	(30)	49,404
Assets of operations classified as held for sale	-	-	-	-	53	53
Total	82,686	138,000	133,705	354,391	-	354,391
Total %	23.3%	39.0%	37.7%	100.0%	-	100.0%
FY 2008 (Restated)	79,105	134,665	140,792	354,562	-	354,562
FY 2008%	22.3%	38.0%	39.7%	100.0%	-	100.0%
Total assets - Valuation bases
The proportion of total assets measured at fair value (which includes 100% of financial investments) has increased to 84.0% (31 December 2008: 82.1%). The principal asset classes measured at fair value are loans, debt securities, equity securities and other financial investments.
				2009			2008 (Restated)
	Fair value £m	Amortised cost £m	Equity accounted/ tax assets £m	Total £m	Fair value £m	Amortised cost £m	Equity accounted/ tax assets £m	Total £m
Policyholder assets	79,807	2,523	356	82,686	75,391	3,520	194	79,105
Participating fund assets	125,166	12,237	597	138,000	120,945	12,770	950	134,665
Shareholder assets	92,640	38,459	2,606	133,705	94,916	40,773	5,103	140,792
Total	297,613	53,219	3,559	354,391	291,252	57,063	6,247	354,562
Total %	84.0%	15.0%	1.0%	100.0%	82.1%	16.1%	1.8%	100.0%
Shareholders' assets
As at 31 December 2009, total shareholder exposure to loans and financial investments is £96,305 million (31 December 2008: £
93,286
million), including loans of £32,068 million, debt securities of £56,450 million, equity securities of £5,027 million and other investments of £2,760 million. The increase in shareholder exposure to loans and financial investments during the year is predominantly due to general market improvements and increased investment in our debt securities and loan portfolios, partly offset by adverse movements in the Euro and US dollar exchange rates.
Shareholders' assets - loans
2009	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	7	14	377	230	12	640
Loans and advances to banks	124	-	121	-	-	245
Mortgage loans - securitised	1,840	-	7,315	-	-	9,155
Mortgage loans - non-securitised	11,988	1	5,415	1,645	-	19,049
Other loans	35	4	2,860	78	2	2,979
Total	13,994	19	16,088	1,953	14	32,068
FY 2008 (Restated)	15,075	20	15,521	1,875	33	32,524

Our well diversified UK Life commercial mortgage portfolio remains of high quality, with minimal levels of default losses recorded in the period. Interest service cover remains strong at 1.3 times, over 95% of mortgages are neither past due nor impaired, and average LTV has reduced to 94% (30 June 2009: 106%). During 2009, the combined impact of increased long-term gilt yields, lower market rental income levels and longer rent-free periods, partially offset by higher property values, have led to an overall decrease in risk adjusted loan values.

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Shareholders' assets - loans continued
The provision we made in the UK for short term defaults on corporate bonds and commercial mortgages remains unutilised. Together with our long-term default assumptions, this equates to a provision of £1.1 billion for the life of the UK Life corporate bond and commercial mortgage portfolio, and creates a strong buffer against potential future losses. In addition, we hold £71 million of provisions in our UK General Insurance mortgage portfolio.
The total shareholder exposure to loans issued by Delta Lloyd has increased to £16,088 million (31 December 2008: £15,521 million), including £7,315 million of securitised mortgages and £5,415 million of non-securitised (primarily residential) mortgages. The securitised mortgages have predominantly been sold to third party investors, and therefore present little credit risk to Aviva. Of the non-securitised mortgages, £1,877 million (31 December 2008: £787 million) are guaranteed by the Dutch Government, and over 97% are neither past due nor impaired. Delta Lloyd has not made any additional provisions, as it does not consider the amount of potential loss to be significant.
Shareholders' assets - financial investments
2009	Cost/ amortised cost £m	Unrealised gain £m	Unrealised loss £m	Impairments £m	Fair value £m
Debt securities	55,998	2,550	(1,954)	(144)	56,450
Equity securities	5,723	566	(226)	(1,036)	5,027
Other investments	2,841	69	(131)	(19)	2,760
Total	64,562	3,185	(2,311)	(1,199)	64,237

At 31 December 2009, cumulative impairments on shareholder debt securities were £144 million.  Actual defaults and impairments on debt securities in the year were low at £98 million (2008: £400 million).

				2009			2008 (Restated)
	Fair value hierarchy				Fair value hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Debt securities	28,679	25,985	1,786	56,450	26,270	24,468	834	51,572
Equity securities	2,911	1,499	617	5,027	2,700	2,131	923	5,754
Other investments	1,202	1,536	22	2,760	914	2,494	28	3,436
Total	32,792	29,020	2,425	64,237	29,884	29,093	1,785	60,762
Total %	51.0%	45.2%	3.8%	100.0%	49.2%	47.9%	2.9%	100.0%

During 2009, there has been an increase to 51.0% (2008: 49.2%) in the proportion of financial investments classified as "Level 1", which means that they are valued using quoted prices in active markets.
Shareholders' assets - debt securities
					Rating
2009	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Not rated £m	Total £m
Government	10,696	2,210	2,277	1,004	125	611	16,923
Corporate	2,872	4,044	11,107	9,164	1,297	1,750	30,234
Certificates of deposits	-	497	498	3	-	8	1,006
Structured	5,391	638	900	357	289	712	8,287
Total	18,959	7,389	14,782	10,528	1,711	3,081	56,450
Total %	33.6%	13.1%	26.1%	18.7%	3.0%	5.5%	100.0%
FY 2008 (Restated)	19,106	7,451	13,616	6,536	1,185	3,678	51,572
FY 2008%	37.0%	14.5%	26.4%	12.7%	2.3%	7.1%	100.0%

During 2009, the proportion of our shareholder debt securities that are investment grade increased to 91.5% (2008: 90.6%). Of the remainder, 2.8% are US private placements (classified as "not rated" in the table above), which are rated as an average equivalent of between "A" and "BBB" by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), a US national regulatory agency; 3.0% (2008: 2.3%) are debt securities that are below investment grade; and 2.7% are not rated by major rating agencies.
Aviva's shareholder exposure to debt securities of £56,450 million includes £1.2 billion of exposures to the governments (and local authorities and agencies) of Greece, Spain and Portugal. This represents just 2% of total shareholder debt securities at 31 December 2009. Since the year end our exposure to Greek debt securities  has reduced by £0.4 billion.
Within structured assets, the group continues to have very limited exposure (less than 1.0% of total balance sheet assets) to sub-prime and Alt A RMBS, ABS, Wrapped Credit, CDOs and CLOs. The majority of these exposures are backed by US Government Sponsored Entities, and so are considered to have minimal credit risk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 4 March, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary